Contact

www.linkedin.com/in/markalansamuel (LinkedIn)
iwonorganics.com (Company)
www.instagram.com/iwonorganics (Other)

Top Skills

Start-ups
Sales
Return on Investment

Mark A. Samuel

Founder at MARK'S | Growth at SIDDHI | Host of Let's Eat | Health and Wellness
San Rafael, California, United States

Summary

I'm a dad. A health and fitness enthusiast. And I have 20 years of start-up experience.

I'm currently working on a new CPG snack brand, MARK'S, with the goal of being in market by summer. I'm also working on growth initiatives for Siddhi Capital (a VC firm). And I host a CPG founder-focused podcast called, Let's Eat; all interviews are uploaded directly on LinkedIn. Prior to this, I held the founder and ceo role at IWON Organics (the brand has since been licensed).

I'm most passionate about my kids, working out, and following a well-balanced nutritional lifestyle, while helping to grow companies with exceptional people, all who are committed to helping one another level up, in all ways.

Specialties:
• Creative Branding and New Product Innovation
• Strategic Business, Market & Sales Planning
• Business Development and Management
• Operational Management
• Strategic Partnerships and Joint Ventures

Experience

MARK'S SNACKS
Founder
March 2025 - Present (3 months)

• Get exclusive updates at MarksSnacks.com

Siddhi Capital
Growth
September 2024 - Present (9 months)

IWON Organics

Founder and CEO

June 2016 - Present (9 years)

San Rafael, California

• Lead all aspects of business development and management, from operations, to sales and marketing

• IWON's snacks can be found in over 4,000 stores nationwide, including Whole Foods, Vitamin Shoppe, Safeway, Wegmans, and online at iwonorganics.com, Amazon and Thrive Market.

• Licensed brand, Nov 2024

Let's Eat with Mark Samuel

Host

April 2020 - Present (5 years 2 months)

All interviews found on Mark's Linkedin account

• If you're a CPG founder and want to be interviewed, or you're
a CPG service provider and want to sponsor, please email
mark@letseatwithmarksamuel.com

• Over 200+ interviews, with more than 40 more planned through 2025

Fitmark

Founder and CEO

May 2012 - January 2018 (5 years 9 months)

• Lead all aspects of business development and management, from operations to sales and marketing

• Designed, developed and filed patents on Fitmark's travel and meal prep bag innovations. U.S. Patent no. 9,462,874. Other patents pending

• Fitmark is sold in more than 25 countries

• Fitmark was acquired Jan, 2018

Concept2Commerce

Co-Founder, Managing Partner

September 2010 - December 2013 (3 years 4 months)

• Formed successful product development and marketing company

• Oversee recruitment and manage experienced designers, engineers, writers, producers and manufacturers

• Manage rotating teams of business professionals for each innovation or new company created

• Establish licensing and distribution agreements with companies and retailers

• Coordinate product development and manage marketing campaign per product

Notable Achievements:

• Innovated, designed and filed patents on multiple products

• A lost and found solution

• Housewares innovation

• Wine industry innovation

6 Pack Fitness

Co-Founder, Managing Partner

February 2009 - September 2011 (2 years 8 months)

• Designed, developed and filed a patent on a unique meal management system used to organize and transport all of the essential components of a fitness enthusiast's daily meals

• Oversaw all steps of development from product design to prototyping, manufacturing, sales and marketing strategies, website design, branding and capital acquisitions

• Acted as brand representative at fitness expos to increase exposure and brand loyalty

• Maintained viral marketing strategies and ongoing branding campaigns

• Managed business operations and finances

Notable Achievements:

• Negotiated an International licensing and distribution deal within the first six months of operations

• Continued to maintain month over month revenue and sales growth

• Distribution in 10 countries within the first twelve months of product launch

• Sold interest Sept, 2011

A San Francisco Cooperative

Co-Founder

June 2009 - December 2010 (1 year 7 months)

• Oversaw establishment of a retail store, from leasing the storefront to developing the store's design and company image, as well as staffing and training 20 employees

• Assisted with marketing campaigns, general accounting and daily operations

• Created operational manuals and spearheaded business development and planning

• Developed viral marketing campaign utilizing social networks

Notable Achievements:

• Continued to maintain month over month revenue and sales growth
• Recognized as one of the premier stores throughout the entire Bay
• Sold interest Dec, 2010

Bridgeline Capital Group
Co-Founder and President/CEO
2006 - March 2010 (4 years)

• Developed a boutique brokerage firm catering to high end clientele and high loan amounts
• Completed incorporation filings, acquired two office locations in the San Francisco area, developed business plans and marketing campaigns, oversaw company branding strategies
• Assembled a highly skilled staff of over 25 brokers and analysts to ensure rapid growth and profitability
• Developed key partnerships with major holdings companies and real estate developers, including becoming an in-house mortgage broker for Vanguard Properties and negotiating a lucrative contract with the Mark Company, developer of large, upscale condominiums
• Competed with and alongside major lenders including Bank of America and Wells Fargo to provide customized client brokerage solutions and a range of mortgage related products
Notable Achievements:
• Maintained positive revenue stream during the 2009 recession and national housing collapse

LaLanne Fitness
Co-Founder and President
2008 - December 2009 (1 year)

• Trained with Chris LaLanne, grand nephew of Jack LaLanne the godfather of fitness, on fitness strategies and gym models
• Partnered with Chris to open a CrossFit affiliate, boutique fitness program, in a 2500 sq. ft., Olympic style weightlifting environment, focused on conditioning and strength training
• Managed most aspects of the business including development and execution of marketing strategies, staffing, training and recruiting CrossFit instructors, leasing, day to day operational requirements, accounting and asset acquisitions
• Managed specific health and fitness software program for accounting of clients and finances, as well as viral marketing campaigns
Notable Achievements:

• Became the most successful CrossFit affiliate in the Bay Area within the first year of operations, and one of the fastest growing CrossFit facilities in the nation
• Achieved profitability within the first three months of operations and maintained month over month revenue and sales growth with over 225 clients within the first twelve months
• Sold interest Dec, 2009

SRI
Co-Founder
February 2004 - February 2006 (2 years 1 month)

• Developed a mortgage brokerage firm into a direct lender by acquiring an approved warehouse line. Completed all relevant filings, statements and disclosures
• Expanded into four office locations throughout San Francisco and Los Angeles
• Managed daily operations and sales as well as a fully staffed human resources department
• Built the company to over 100 employees. Responsible for training, staffing HR department and recruiting qualified candidates, as well as ensuring that staff stayed current with market trends and company goals
• Developed and implemented sales strategies to attract new clients and generate leads for sales teams
Notable Achievements:
• Funded, on SRI warehouse lines, high 8 figures in a given month
• Became one of the top, Bay Area based, mortgage brokers within two years